SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2009

Commission File Number 1-34455

Anheuser-Busch InBev SA/NV

Belgium

(Jurisdiction of Incorporation )

Grand Place/Grote Markt 1
1000 Brussels, Belgium
(Address of principal executive offices )

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ✓	Form 40-F

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

This Report contains a copy of the following:

(1) The Press Release issued on September 21, 2009, as amended by press release on
      September 22, 2009 and as corrected on the website of Anheuser-Busch InBev SA/NV
     (www.ab-inbev.com/investors) on September 23, 2009.

Brussels, 21 September 2009 – 1 / 4

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure made according to the requirements of the Law of 2 May 2007

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD)discloses the notification of significant shareholdings that it has received according to the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, Anheuser-Busch InBev publishes the content of the notifications that it has received.

1. Date: Notification of 18 September 2009

2. Notification by (person acting in concert):

EPS SA under Luxembourg law	Rue Guillaume Kroll 5 - L-1882 Luxembourg
Mr Jorge Paulo Lemann
Mr Carlos Alberto da Veiga Sicupira
Mr Marcel Herrmann Telles
BRC SARL under Luxemburg law	Avenue de la Liberté 13-15 - L-1931 Luxembourg
Stichting Anheuser-Busch InBev (stichting administratiekantoor under Dutch law)	Hofplein 20 - NL- 3022 AC Rotterdam
Anheuser-Busch InBev SA	Grand Place 1 - B-1000 Bruxelles
Rayvax Société d'Investissements SA	Square Vergote 19 - B-1200 Bruxelles
Fonds InBev Baillet-Latour SPRL with social purpose	Grand Place 1 - B-1000 Bruxelles
Fonds Président Verhelst SPRL with social purpose	Brouwerijplein 1 - B-3000 Leuven

Brussels, 21 September 2009 – 2 / 4

3. Denominator : 1.603.275.614 shares

4. Voting rights and assimilated financial instruments

	Before the transaction	After the transaction
	# voting rights	# voting rights		% voting rights
Holders of voting rights		Linked to shares	Not linked to shares	Linked to shares	Not linked to shares
EPS	116.160.336	114.160.320	0	7,12%	0,00%
Jorge Paulo Lemann + controlled entities	0	0	0	0%	0,00%
Carlos Alberto da Veiga Sicupira + controlled entities	0	0	0	0%	0,00%
Marcel Herrmann Telles + controlled entities	0	0	0	0%	0,00%
BRC	7.306.510	7.006.520	0	0,44%	0,00%
Stichting Anheuser-Busch InBev	736.902.400	722.339.815	0	45,05%	0,00%
Anheuser-Busch InBev	11.815.726	11.114.722	0	0,69%	0,00%
Brandbrew	8.747.277	8.747.814	0	0,55%	0,00%
Sub total	880.932.249	863.369.191	0	53,85%	0,00%
Rayvax Société d'Investissements	13.734.410	10	0	0%	0,00%
Sébastien Holding	484.794	484.794	0	0,03%	0,00%
Sub total	14.219.204	484.804	0	0,03%	0,00%
Fonds InBev Baillet-Latour	5.485.415	5.485.415	0	0,34%	0,00%
Fonds Président Verhelst	7.147.665	7.147.665	0	0,45%	0,00%
Sub total	12.633.080	12.633.080	0	0,79%	0,00%
	TOTAL	876.487.075	0	54,67%	0,00%

5. Date threshold crossed: 08 July 2009

6. Chain of controlled entities through which the shareholding is effectively owned :

Brussels, 21 September 2009 – 3 / 4

Agreement of concert and shareholding structure of Anheuser-Busch InBev:

1)

EPS, Rayvax Société d’Investissements, BRC and Stichting Anheuser-Busch InBev are bound by a shareholders’ agreement organizing the joint control of Stichting Anheuser-Busch InBev by EPS & BRC and organizing a concert with Rayvax.

2)	Anheuser-Busch InBev and its subsidiary Brandbrew are controlled by Stichting Anheuser-Busch InBev, which is jointly controlled by EPS & BRC.

3)	Fonds InBev Baillet-Latour & Fonds Président Verhelst have also signed an agreement to act in concert with Stichting Anheuser-Busch InBev.

4)	EPS is not controlled.

5)	The ultimate control of BRC is jointly owned by Mr Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira & Marcel Herrmann Telles. A table with more details about the full chain of control of BRC is available on www.ab-inbev.com

6)	Sébastien Holding is controlled by Rayvax Société d’Investissements.

7. Additional information :

1)

Certificates issued by Stichting Anheuser-Busch InBev (administratiekantoor): EPS currently owns 364.351.200 certificates which potentially entitle it to 364.351.200 Anheuser-Busch InBev shares. BRC currently owns 357.988.615 certificates which potentially entitle it to 357.988.615 Anheuser-Busch InBev shares. Although these certificates correspond to the definition of assimilated financial instruments, they have not been included since they would have been added to the Anheuser-Busch InBev shares owned by EPS & BRC, which would have resulted in counting twice the same voting rights of EPS & BRC.

2)

The private persons jointly owning the ultimate control of BRC will make the notification on behalf of the entities exercising the intermediary control above BRC, according to article 11, §1 of the law of 2 May 2007. It should be noted that none of these entities directly holds Anheuser-Busch InBev shares. Since a large number of entities exercise an intermediary control of BRC without nevertheless holding a participation in Anheuser-Busch InBev, these entities have not been included in the table above, but in a separate table which is available on www.ab-inBev.com

Brussels, 21 September 2009 – 4 / 4

3)	Rayvax Société d'Investissements makes the notification on behalf of Sébastien Holding, its subsidiary, according to article 11, §1 of the law of 2 May 2007.

4)	Anheuser-Busch InBev makes the notification on behalf of Brandbrew, its subsidiary, according to article 11, §1 of the law of 2 May 2007.

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or Anheuser-Busch InBev’s bylaws, should be sent to benoit.loore@ab-inbev.com

This notification will be posted on www.ab-inbev.com/investors.

About Anheuser-Busch InBev
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of nearly 300 brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong "local jewels" such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico's leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Horen brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. On a combined basis for 2008, the company would have generated revenues of 39 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: Karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)
Dated: September 23, 2009	By:	/s/ B. Loore Name: B. Loore Title: VP Legal Corporate